

July 10, 2015

Via E-mail
José María Calvo-Sotelo
Director
VeloNewco Limited
c/o Legalinx Ltd
One Fetter Lane,
London, EC4A 1BR

    Re: VeloNewco Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed June 24, 2015
           File No. 333-203921

Dear Mr. Calvo-Sotelo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter.

Holdco is a foreign private issuer and, following the Business Combination, will be a "controlled company" …, page 36

1.   We note your reply to comment 5. We reissue our comment in part. Either here or in your referenced disclosure, please make clear the areas of corporate governance where NASDAQ rules provide that you may rely on your home country practice.

Information Reporting and Backup Withholding, page 137

2.   We note your reply to comment 10. To the extent practicable, please replace the vague terms "specified thresholds" and "certain" with substantive disclosure.

Globe Equity Security Ownership, page 244

3.   Please tell us the extent to which interests in Grupo Villar Mir S.A. are directly or indirectly owned of record by residents of the United States.

Service of Process and Enforceability of Civil Liabilities, page 252

4.   We note your reply to comment 19. Please name counsel and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion. Please see Item 101(g)(2) of Regulation S-K.

Exhibit 5.1

5.   We note the qualification related to the company's register of members included in the opinion section. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non-assessable. Therefore, rather than including this qualification in the opinion section, describe in detail under your description of capital section the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members.

6.   We note the assumptions included in paragraph (O). Please explain and support these assumptions, or revise. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

7.   Please revise the statement in the opinion that references the shares being issued "so as not to violate applicable law" as the opinion should address whether the shares are being legally issued under applicable law. Further, please revise the opinion to address whether the shares will be legally issued and non-assessable.

8.   Please revise paragraph "(A)" under the reservations section for consistency with the penultimate paragraph of the opinion letter regarding your consent to certain disclosure in the registration statement.

9.   We note counsel's reservations in section (B). Please clarify why counsel would not be aware of any such proceedings given its representation of the company, or revise.

10.   Please revise the last sentence of the opinion to remove the limitation on reliance to the Company as purchasers of securities in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance. Similarly, revise the last sentence of Exhibit 8.4.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258 if you have questions regarding international comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Joel F. Herrold, Esq.
        Cravath Swaine & Moore LLP